HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2019, 2018, 2017, 2016 and 2015

(in thousands, except per share amounts)	2019	2018	2017	2016	2015
Net income for common stock	$217,882	$201,774	$165,297	$248,256	$159,877
Weighted-average number of common shares outstanding	108,949	108,855	108,749	108,102	106,418
Adjusted weighted-average number of common shares outstanding	109,407	109,146	108,933	108,309	106,721
Basic earnings per common share	$2.00	$1.85	$1.52	$2.30	$1.50
Diluted earnings per common share	$1.99	$1.85	$1.52	$2.29	$1.50